644 East Beaton Drive
West Fargo, North Dakota 58078
Phone: (701) 356-0130
Fax: (701) 356-0139

November 18, 2021

VIA EDGAR CORRESPONDENCE

Mr. Tony Watson
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. St., N.E.
Washington, D.C. 20549

Re: Titan Machinery Inc.
Form 10-K for the Fiscal Year Ended January 31, 2021
Filed March 31, 2021
File No. 1-33866

Dear Mr. Watson:

Titan Machinery Inc. (the “Company”) has set forth below its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated November 12, 2021, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as filed with the Commission on March 31, 2021.

In order to facilitate the Staff’s review, the Company has repeated each of the Staff’s comments below in bold text. The Company’s responses follow each repeated comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 38

1.    We note your response to comment 1. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in our presentation in future filings, we will exclude the tax adjustment related to our valuation allowance.

Mr. Tony Watson

November 18, 2021

Adjusted Cash Flow Reconciliation, page 42

2.    We note your response to comment 2. Your response states that you consider cash flow adjusted for a constant percentage of equity in equipment inventory as a supplement to GAAP cash flow. Further, your presentation of adjusted cash flow is reconciled to cash flow provided by operating activities which is a liquidity measure. In light of these facts, please explain in further detail how Adjusted Cash Flow is not a liquidity measure. Finally, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K related to your adjustment for constant equity in equipment inventory.

Company Response:

We acknowledge the Staff’s comment. In response thereto, we advise the Staff that in our presentation in future filings, we will exclude the presentation of Adjusted Cash Flows.

If the Staff has any questions regarding any of the Company’s responses as set forth in this letter, please contact me via phone at (701) 356-0130 or via email at mark.kalvoda@titanmachinery.com.

Very truly yours,

Titan Machinery Inc.

By: /s/ Mark Kalvoda
Name: Mark Kalvoda
Title: Chief Financial Officer

cc. Adam Phippen
Securities and Exchange Commission

Matthew Powlish, Controller
Titan Machinery Inc.